DLA Piper LLP (US) One Atlantic Center 1201 West Peachtree Street Suite 2900 Atlanta, Georgia 30309-3449 www.dlapiper.com Tanya L. Boyle tanya.boyle@us.dlapiper.com T 404.736.7863 F 404.682.7863

April 11, 2025

VIA EDGAR

Securities and Exchange Commission Public Filing Desk 100 F Street, N.E. Washington, D.C. 20549

Re: Steadfast Structured Growth Fund; File Nos. 333-279001 and 811-23962

Ladies and Gentlemen:

Steadfast Structured Growth Fund (the “Fund”) has determined that it is in the best interests of the Fund and the public that the Fund’s registration statement on Form N-2 filed on April 30, 2024 (SEC Accession No. 0001580642-24-002390) (the “Registration Statement”) be withdrawn. Accordingly, pursuant to Rule 477 under the Securities Act of 1933, the Fund hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Registration Statement, and the Fund has authorized DLA Piper LLP to make such request on its behalf. The Fund confirms that no securities were sold pursuant to the Registration Statement.

If you have any questions concerning this filing, please contact Tanya Boyle at 404-736-7863.

Sincerely,

/s/ DLA Piper LLP

DLA Piper LLP